UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number: 000-29173

Notification of Late Filing

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I — Registrant Information

Verenium Corporation

Full Name of Registrant

Diversa Corporation

(Former Name if Applicable)

55 Cambridge Parkway

Address of Principal Executive Office (Street and Number)

Cambridge, MA 02142

City, State and Zip Code

Part II — Rules 12b-25(b) and (c)

If the subject report or subject distribution report on Form 10-D could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-(b), the following should be completed. (Check box, if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.

Verenium Corporation (the “Company”) is unable to timely file its Quarterly Report on Form 10-Q for the three months ended March 31, 2008 due to the additional time required to analyze certain valuation and accounting treatment relating to the Company’s February 2008 convertible debt financing. The Company has engaged a third-party accounting firm to assist with the assessment of the technical accounting for, and related valuation of, various elements of this complex transaction, which are subject to finalization by the Company and review by its independent registered public accounting firm. The Company anticipates that it will file its Form 10-Q on or prior to the fifth calendar day following the prescribed due date.

Part IV — Other Information

(1)	Name and telephone number of person to contract in regard to this notification.

Jeffrey G. Black	858	526-5390
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Loss from operations (unaudited) for the quarter ended March 31, 2008 was $17.2 million compared to $10.6 million for quarter ended March 31, 2007. The increase in loss from operations is attributable primarily to incremental operating expenses related to the inclusion of Celunol Corporation’s business since the Company’s June 2007 merger, offset in part by an increase in product revenue and related gross profit.

The loss from operations for quarter ended March 31, 2008 does not include the impact of the Company’s above-referenced convertible debt financing, which will be recorded as a financing charge below the loss from operations. The Company currently anticipates that it will record significant non-cash charges beginning in the first quarter of 2008 related to the transaction, including a beneficial conversion feature, amortization of debt discount, a loss on exchange of certain of its 5.5% convertible notes for the 8% convertible notes, and valuation of a hedge transaction entered into separately from the Notes. The complexity of these factors makes it difficult to make any reasonable estimate before the accounting is finalized.

Verenium Corporation
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 12, 2008	By:	/s/ John A. McCarthy Jr.
John A. McCarthy, Jr.
	Its:	Chief Financial Officer